Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario M5X 1A1

2.	Date of Material Change

November 1, 2017

3.	News Release

Bank of Montreal and its subsidiaries, collectively known as BMO Financial Group, issued a news release on November 1, 2017 through the facilities of CNW. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

4.	Summary of Material Change

BMO Financial Group announced the appointment of Darryl White to the role of Chief Executive Officer, BMO Financial Group effective November 1, 2017.

5.	Full Description of Material Change

BMO Financial Group announced the appointment of Darryl White to the role of Chief Executive Officer, BMO Financial Group effective November 1, 2017. Bank of Montreal’s Board of Directors initially announced on April 7, 2017 its intention to appoint Mr. White as CEO in connection with Bill Downe’s shared intention to retire as CEO of the Bank on October 31, 2017.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Simon Fish, General Counsel at (416) 867-4900.

9.	Date of Report

November 6, 2017